UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
September 2022

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

RADA ELECTRONIC INDUSTRIES LTD.

Annexed hereto and incorporated herein by reference are copies of the following materials being furnished by RADA Electronic Industries Ltd. (“RADA”) in connection with the Extraordinary General Meeting of Shareholders of RADA to be held at RADA’s offices, at 7 Giborei Israel Street, Netanya, Israel, on October 19, 2022 at 10:00 a.m. (Israel time) (the “Meeting”):

Exhibit 99.1
Cover Letter, Notice of Extraordinary Meeting of Shareholders and Proxy Statement, dated September 13, 2022, to be mailed to RADA shareholders on or about September 16, 2022 in connection with the Meeting, together with the following annexes thereto:

Annex A:          Agreement and Plan of Merger, dated as of June 21, 2022, by and among Leonardo DRS, Inc. (“DRS”), RADA and Blackstart Ltd

Annex B:          Opinion of Evercore Group L.L.C., dated as of June 20, 2022

Annex C:          Proxy Card being mailed to RADA shareholders in connection with the Meeting

Exhibit 99.2	Proxy Card being mailed to RADA shareholders in connection with the Meeting

No Offer or Solicitation

This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

On August 3, 2022, DRS filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as amended on September 2, 2022 and September 9, 2022, the “Registration Statement”), that included a preliminary proxy statement/prospectus with respect to the DRS Common Stock to be issued in the proposed transaction and a proxy statement of RADA in connection with the proposed transaction and other resolutions. The Registration Statement was declared effective on September 13, 2022, and a copy of the final proxy statement/prospectus contained therein is Annexed hereto as Exhibit 99.1 and incorporated herein by reference, and will be mailed to RADA’s shareholders on or about September 16, 2022.

This report is not a substitute for any prospectus or any other document that DRS or RADA has or may file with the SEC in connection with the proposed transaction. Investors and shareholders of RADA are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the documents DRS files with the SEC by going to DRS’s website at www.leonardodrs.com, and of the documents RADA files with the SEC by going to RADA’s website at www.RADA.com. The website addresses of RADA and DRS are provided as inactive textual references only. None of the information contained on, or that may be accessed through RADA’s or DRS’s websites or any other website identified herein is part of, or incorporated into, this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer
Date: September 14, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Cover Letter, Notice of Extraordinary Meeting of Shareholders and Proxy Statement, dated September 13, 2022, together with the annexes thereto.

99.2	Proxy Card being mailed to RADA shareholders in connection with the Meeting.